[redacted]

11016540

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 65257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Diversity Investment Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Sixth Avenue - 28th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan Consuegra **(212) 763-8563**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Juan Consuegra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversity Investment Corp., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Three directors and one principal officer of Diversity Investment Corporation ("The Firm") hold personal accounts with the firm. All clients of the firm are introduced to a clearing organization on a fully disclosed basis.

Signature

Chief Financial Officer

Title

GISLAINE AUGUSTIN
Notary Public, State of New York
No. 01AU6105405
Qualified in Queens County
Commission Expires February 9, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIVERSITY INVESTMENT CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

DIVERSITY INVESTMENT CORP.
DECEMBER 31, 2010

TABLE OF CONTENTS

CITRINCOOPERMAN
Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder
Diversity Investment Corp.

We have audited the accompanying statement of financial condition of Diversity Investment Corp. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Diversity Investment Corp. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 28, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

DIVERSITY INVESTMENT CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	3,652
Receivable from and deposit with clearing organizations		214,518
Accounts receivable		58,956
Equipment, less accumulated depreciation of $4,551		2,438
Other assets		11,300
TOTAL ASSETS	$	290,864

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	23,769
Loan payable to bank		34,325
Total liabilities		58,094
Commitments and contingencies (Notes 4 and 8)		
Shareholder's equity:		
Common stock - no par value; 200 shares authorized, 50 shares issued and outstanding		500
Additional paid-in capital		972,048
Accumulated deficit		(739,778)
Total shareholder's equity		232,770
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	290,864

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Diversity Investment Corp. (the "Company") was incorporated on December 7, 2001, as a Delaware corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including agency transactions. Its services are provided to U.S. and international clients, primarily institutions and high net worth individuals located in Mexico. The Company is a wholly owned subsidiary of Diversity Financial Group, LLC (the "Parent").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company records commission revenue and related expenses on a trade-date basis. The Company records service fees as such fees are earned. All of the Company's service fees are attributable to agreements from customers, several of whom are also shareholders of the Company's Parent.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. There was no allowance for doubtful accounts at December 31, 2010.

Subsequent Events

In February 2010, the Financial Accounting Standards Board ("FASB") issued an update to authoritative guidance relating to subsequent events, which was effective upon the issuance of the update. The Company adopted this authoritative guidance on December 31, 2010. The update to the authoritative guidance relating to subsequent events removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated in both issued and revised financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events (Continued)
The adoption of this update to the authoritative guidance relating to subsequent events did not impact the Company's financial position or operating results other than removing the disclosure. The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 3. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization primarily represents the net amount of commissions from customer transactions held by the clearing organization for the Company of approximately $114,000, and a deposit with the clearing organization of $100,000 that is required by the clearing agreement.

NOTE 4. LOAN PAYABLE

The Company has secured a line of credit in the amount of $50,000 with a commercial bank for short-term operating needs. In accordance with the agreement, the outstanding balance accrues interest at the prime rate of interest plus 1.0%. At December 31, 2010, the outstanding balance was $34,325. The loan is guaranteed by a principal of the Company and is secured by the Company's cash accounts held at the lending institution.

NOTE 5. INCOME TAXES

The Company is included with its Parent in a consolidated return for federal tax purposes, and combined tax returns for state and local purposes. In accordance with an intercorporate tax allocation policy, the Company pays to or receives from the Parent amounts equivalent to federal, state, and local income tax charges or credits based on a separate company taxable income or loss using the statutory rates. In 2010, the Parent utilized federal and state net operating loss carryforwards generated by the Company ("NOL carryforward") to reduce its taxable income to nil. At December 31, 2010, NOL carryforwards generated by the Company and available to offset future taxable income of the Parent total approximately $832,000 which begin to expire in 2022. A deferred tax asset of approximately $333,000 has been fully reserved as a result of the uncertainty of the ultimate utilization of the NOL carryforward by the Parent. Should benefits be derived from the NOL carryforward in future years, the Company would participate in these benefits under the Parent's tax allocation policy.

The Company and its Parent file income tax returns in the U.S. federal jurisdiction and in various states and local jurisdictions. With few exceptions, the Company and its Parent are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2007.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company's service fee agreements with eleven foreign customers (ten of which are shareholders of the Parent either individually or through entities that they wholly own or through entities that their family members wholly own) provide for the Company to offer various administrative services to these customers. The agreements provide for fees to be paid monthly to the Company based on the net asset value of these customer accounts. The arrangements are subject to renewal annually and can be terminated by either party with 30 days' notice. At December 31, 2010, amounts owed by related parties for service fees totaled $51,842, and are included in "Accounts receivable" in the accompanying statement of financial condition.

NOTE 7. CONCENTRATION OF CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. As of December 31, 2010, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of obligations. The Company's cash held at its clearing broker is subject to the credit risk of the clearing broker.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company had net capital of $156,424, which exceeded the Company's minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 37% at December 31, 2010.